UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of:  May, 2015

Commission File Number: 001-32292

RUBICON MINERALS CORPORATION ———————————————————————————————————
(Translation of registrant’s name into English)
44 Victoria Street, Suite 400 Toronto, Ontario, M5C 1Y2, Canada
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
☐ Form 20-F ☒ Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

RUBICON MINERALS CORPORATION

By:	/s/ Glenn Kumoi

	Name:	Glenn Kumoi
	Title:	Vice President, General Counsel and Corporate Secretary

Date: May 15, 2015

EXHIBIT INDEX

Exhibit No.	Description
99.1	2015 Notice of Annual General and Special Meeting and Management Information Circular
99.2	2015 Notice and Access Notification to Shareholders
99.3	2015 Form of Proxy and Voting Instruction Form